UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2012

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. Other Events.

On November 20, 2012, we issued a press release announcing that the special committee of the board of directors of our managing general partner had received a letter from Messrs. J. D. Nichols, our Chairman and Brian Lavin, our Chief Executive Officer, revising their August 31, 2012 proposal for a going private transaction. The letter increased the proposed purchase price per limited partnership unit from $5.25 to $7.30. A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

ITEM 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:

         99.1   Press release of NTS Realty Holdings Limited Partnership, dated November 20, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.

Its: Managing General Partner

By:

Name: Gregory A. Wells

Title: Executive Vice President and CFO

Date: November 20, 2012

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:

          99.1   Press release of NTS Realty Holdings Limited Partnership, dated November 20, 2012



600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: November 20, 2012

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces Receipt of Revised Going Private Proposal

Louisville, KY (November 20, 2012) (NYSE MKT: NLP) - NTS Realty Holdings Limited Partnership (the "Company") announced today that the special committee of the board of directors of the Company's managing general partner, NTS Realty Capital, Inc. (the "Special Committee"), has received a letter (the "Letter") from the Company's founder and Chairman, Mr. J.D. Nichols, and its Chief Executive Officer, Mr. Brian F. Lavin (collectively, the "Offerors") revising the non-binding proposal from the Offerors for a going private transaction (the "Proposal"). The Letter increased the proposed purchase price per limited partnership unit contained in the Proposal to $7.30 in response to the Special Committee's rejection of the $5.25 purchase price set forth in the Proposal. The Company previously announced receipt of the Proposal on August 31, 2012.

The Company cautions the Company's limited partnership unit holders that no decision has been made by the Special Committee with respect to its response to the revised Proposal. There can be no assurance that any definitive offer will be made or accepted, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. Interested parties are urged to read relevant documents, when and if filed by the Company with the Securities and Exchange Commission (the "SEC") because they will contain important information. Free copies of such relevant documents may be obtained at the SEC's website: www.sec.gov.

About NTS Realty Holdings Limited Partnership

The Company currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE MKT platform under the trading symbol of "NLP."

Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 23, 2012, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

The full text of the revised non-binding proposal letter follows.

- ### -

J.D. Nichols
Brian F. Lavin
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222

November 20, 2012

Special Committee of the Board of Directors
Mr. Mark D. Anderson, Chairman
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, KY 40222

Members of the Special Committee:

We are in receipt of your letter dated November 16, 2012 rejecting our proposal to acquire by merger, for a purchase price of $5.25 per unit in cash, all of the outstanding limited partnership units of NTS Realty Holdings Limited Partnership (the "Partnership") that we do not already beneficially own. While we believe that our original proposal offered compelling value to the Partnership and all of its public limited partnership unit holders, we are willing to increase the purchase price of our original proposal to $7.30 per unit.

We continue to be prepared to move promptly to negotiate a transaction with the Special Committee and its advisors, and believe that our familiarity with the Partnership and its operations will allow us to finalize definitive documentation on an accelerated basis. As we mentioned in our original proposal letter, neither the Partnership nor we will have any legal obligation with respect to the revised proposal or any transaction unless and until a definitive merger agreement satisfactory to all of us and recommended by the Special Committee and approved by the Board of Directors is executed and delivered.

We look forward to discussing this proposal further with you and your legal and financial advisors.

Sincerely,

/s/ J.D. Nichols
J.D. Nichols

/s/ Brian F. Lavin
Brian F. Lavin

cc: Craig Bradley / Stites & Harbison, PLLC
        Lee Eichen / Centerboard Securities, LLC
        Cezar M. Froelich / Shefsky & Froelich, Ltd.
        Stephen H. Miller / Fore, Miller & Schwartz